Exhibit 99.1

Investor Contact:                         Media Contact:
Lindsey Opsahl                        Dana Grosser
SEI            SEI
+1 610-676-4052                        +1 610-676-2459
lopsahl@seic.com                        dgrosser@seic.com
Pages:        8

FOR IMMEDIATE RELEASE

SEI Reports First-Quarter 2018 Financial Results

OAKS, Pa., April 25, 2018 -- SEI Investments Company (NASDAQ:SEIC) today announced financial results for the first-quarter 2018. Diluted earnings per share were $0.86 in first-quarter 2018 compared to $0.55 in first-quarter 2017.

Consolidated Overview
(In thousands, except earnings per share)	For the Three Months Ended March 31,
	2018	2017	%

Revenues	$405,598	$359,984	13%
Net income	139,838	88,737	58%
Diluted earnings per share	$0.86	$0.55	56%
“Our results for the quarter reflect the progress we have made across our business lines during the past year, while continuing to make the necessary investments to expand and strengthen the platforms we bring to our target markets,” said Alfred P. West, Jr., SEI Chairman and CEO. “Financially, we also benefited from the change in corporate tax rates that became effective this year.

"The markets we serve continue to face increasingly complex regulations in a highly-competitive environment. Our platforms are built and offered with one key focus, to help our clients achieve lasting success. This will foster growth for the company and increased shareholder value over the long-term."

Summary of First-Quarter Results by Business Segment

(In thousands)	For the Three Months Ended March 31,
	2018	2017	%
Private Banks:
Revenues	$122,164	$112,634	8%
Expenses	112,202	108,550	3%
Operating Profit	9,962	4,084	144%
Operating Margin	8%	4%

Investment Advisors:
Revenues	99,192	88,238	12%
Expenses	52,453	47,539	10%
Operating Profit	46,739	40,699	15%
Operating Margin	47%	46%

Institutional Investors:
Revenues	85,491	77,004	11%
Expenses	41,249	38,828	6%
Operating Profit	44,242	38,176	16%
Operating Margin	52%	50%

Investment Managers:
Revenues	96,855	80,487	20%
Expenses	63,338	52,065	22%
Operating Profit	33,517	28,422	18%
Operating Margin	35%	35%

Investments in New Businesses:
Revenues	1,896	1,621	17%
Expenses	5,098	4,880	4%
Operating Loss	(3,202)	(3,259)	NM

Totals:
Revenues	$405,598	$359,984	13%
Expenses	274,340	251,862	9%
Corporate overhead expenses	14,942	14,605	2%
Income from operations	$116,316	$93,517	24%

First-Quarter Business Highlights:

•	Revenue growth in the quarter was primarily driven by higher Asset management, administration, and distribution fees from market appreciation and positive cash flows from new and existing clients.

•
Information processing and software servicing fees in our Private Banks segment increased $6.4 million in first-quarter 2018 compared to first-quarter 2017 primarily due to increased assets from new and existing clients processed on the SEI Wealth PlatformSM (the Platform).

•	Revenues from the SEI Archway acquisition were $5.5 million during the first-quarter 2018. SEI Archway was acquired during the third-quarter 2017 and is reported in our Investment Managers segment.

•
Our average assets under management, excluding LSV, increased $32.2 billion, or 16 percent, to $233.6 billion, as compared to $201.4 billion during the first-quarter 2017 (see attached Average Asset Balances schedules for further details).

•
Our average assets under administration increased $56.4 billion, or 12 percent, to $530.3 billion in the first-quarter 2018, as compared to $474.0 billion during the first-quarter 2017 (see attached Average Asset Balances schedules for further details).

•
Sales events, net of client losses, during first-quarter 2018 totaled approximately $18.8 million and are expected to generate net annualized recurring revenues of approximately $11.6 million when contract values are fully realized.

•
Our earnings from LSV increased by $7.0 million, or 21 percent, to $40.6 million in first-quarter 2018 as compared to $33.6 million in first-quarter 2017. The increase in earnings was due to an increase in assets under management from market appreciation; however, our earnings were negatively impacted by increased personnel expenses of LSV.

•
Our operating expenses, primarily personnel costs, in our Investment Advisors and Investment Managers segments increased. These expenses primarily consist of operational, technology and marketing costs and are mainly related to servicing existing clients and acquiring new clients. In addition, our Investment Managers segment includes personnel costs related to SEI Archway acquired during the third-quarter 2017.

•
We capitalized $12.9 million and $16.9 million of software development costs in first-quarter 2018 and 2017, respectively, of which $12.0 million and $15.2 million are related to continued enhancements to the Platform. Our expenses related to maintenance and enhancements not eligible for capitalization have increased. A higher portion of these costs are recognized in personnel and consulting costs. These increased costs primarily impacted the Private Banks and Investment Advisors business segments.

•
Amortization expense related to the Platform decreased to $9.7 million during the first-quarter 2018 as compared to $12.0 million during the first-quarter 2017 due to an adjustment to the estimated useful life of the Platform effective in the fourth-quarter 2017.

•
During the first-quarter 2018, we placed into service an application developed for the Investment Managers segment. This new offering includes components that leverage upon the current infrastructure and add significant enhancements designed to aggregate, transact and process data. Amortization expense related to the application was $1.3 million during first-quarter 2018.

•
Our effective tax rate was 11.9 percent in first-quarter 2018 as compared to 31.0 percent in first-quarter 2017. The decline in our tax rate was primarily due to the tax changes enacted in the Tax Cuts and Jobs Act in December 2017 and increased tax benefits due to a higher volume of stock option exercise activity.

•
We adopted ASU Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09) on January 1, 2018. With our adoption of ASU 2014-09, fees received for research services provided by our brokerage subsidiary, SIDCO, are now recorded net of amounts paid for the soft dollar arrangement. As a result, our revenues and expenses in first-quarter 2018 were each reduced by $3.7 million with no impact to net income. Refer to our first-quarter 2018 Form 10-Q for information regarding the impact of ASU 2014-09 on our financial statements.

•	We repurchased 1.1 million shares of our common stock for $82.3 million during the first-quarter 2018.

Earnings Conference Call
A conference call to review earnings is scheduled for 4:30 p.m. Eastern time on Apr. 25, 2018. Investors may listen to the call at seic.com/ir-events. Investors may also listen to a replay by telephone at (USA) 800-475-6701; (International) 320-365-3844, access code 447804.

About SEI
Now in its 50th year of business, SEI (NASDAQ:SEIC) is a leading global provider of investment processing, investment management, and investment operations solutions that help corporations, financial institutions, financial advisors, and ultra-high-net-worth families create and manage wealth. As of March 31, 2018, through its subsidiaries and partnerships in which the company has a significant interest, SEI manages, advises or administers $869 billion in hedge, private equity, mutual fund and pooled or separately managed assets, including $335 billion in assets under management and $530 billion in client assets under administration. For more information, visit seic.com.

Many of the statements in this release may be considered “forward looking statements” and include discussions about future operations, strategies and financial results. Forward-looking statements are based upon estimates and assumptions that involve risks and uncertainties, many of which are beyond our control or are subject to change. Although we believe our assumptions are reasonable, they could be inaccurate. Our actual future revenues and income could differ materially from our expected results. We have no obligation to publicly update or revise any forward-looking statements.

SEI INVESTMENTS COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	For the Three Months Ended March 31,
	2018	2017

Asset management, admin. and distribution fees	$316,209	$279,461
Information processing and software servicing fees	89,389	80,523

Total revenues	405,598	359,984

Subadvisory, distribution and other asset mgmt. costs	45,205	43,152
Software royalties and other information processing costs	8,718	11,971
Compensation, benefits and other personnel	124,277	108,943
Stock-based compensation	5,195	6,180
Consulting, outsourcing and professional fees	48,707	43,149
Data processing and computer related	20,591	18,325
Facilities, supplies and other costs	17,613	15,925
Amortization	11,854	12,022
Depreciation	7,122	6,800

Total expenses	289,282	266,467

Income from operations	116,316	93,517

Net (loss) gain on investments	(410)	347
Interest and dividend income	2,502	1,343
Interest expense	(257)	(112)
Equity in earnings of unconsolidated affiliate	40,607	33,565

Income before income taxes	158,758	128,660

Income taxes	18,920	39,923

Net income	$139,838	$88,737

Basic earnings per common share	$0.89	$0.56

Shares used to calculate basic earnings per share	157,434	159,091

Diluted earnings per common share	$0.86	$0.55

Shares used to calculate diluted earnings per share	163,424	162,742

SEI INVESTMENTS COMPANY
CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	March 31,	December 31,
	2018	2017
Assets
Current Assets:
Cash and cash equivalents	$748,299	$744,247
Restricted cash	3,507	3,505
Receivables from investment products	54,909	56,666
Receivables, net of allowance for doubtful accounts of $788 and $695	308,270	282,706
Securities owned	21,600	21,526
Other current assets	34,722	31,158
Total Current Assets	1,171,307	1,139,808

Property and Equipment, net of accumulated depreciation of $317,245 and $309,955	145,280	146,428
Capitalized Software, net of accumulated amortization of $361,065 and $350,045	312,272	310,405
Investments Available for Sale	83,089	87,983
Investments in Affiliated Funds, at fair value	5,534	6,034
Investment in Unconsolidated Affiliate	54,482	59,492
Goodwill	52,990	52,990
Intangible Assets, net of accumulated amortization of $2,328 and $1,552	27,802	28,578
Deferred Contract Costs	19,875	—
Deferred Income Taxes	2,740	2,767
Other Assets, net	18,334	18,884
Total Assets	$1,893,705	$1,853,369

Liabilities and Equity
Current Liabilities:
Accounts payable	$8,463	$5,268
Accrued liabilities	168,618	265,058
Deferred revenue	4,998	4,723
Total Current Liabilities	182,079	275,049

Borrowings Under Revolving Credit Facility	20,000	30,000
Long-term Taxes Payable	10,629	10,629
Deferred Income Taxes	54,384	48,472
Other Long-term Liabilities	12,959	12,380
Total Liabilities	280,051	376,530

Shareholders' Equity:
Common stock, $.01 par value, 750,000 shares authorized; 157,990 and 157,069 shares issued and outstanding	1,580	1,571
Capital in excess of par value	1,085,312	1,027,709
Retained earnings	544,923	467,467
Accumulated other comprehensive loss, net	(18,161)	(19,908)
Total Shareholders' Equity	1,613,654	1,476,839
Total Liabilities and Shareholders' Equity	$1,893,705	$1,853,369

ENDING ASSET BALANCES
(In millions) (Unaudited)

	Mar. 31,	Jun. 30,	Sept. 30,	Dec 31,	Mar. 31,
	2017	2017	2017	2017	2018
Private Banks:
Equity and fixed-income programs	$19,034	$20,185	$21,196	$22,764	$22,917
Collective trust fund programs	5	4	4	4	4
Liquidity funds	3,903	3,589	3,345	3,864	3,537
Total assets under management	$22,942	$23,778	$24,545	$26,632	$26,458
Client assets under administration	20,760	20,951	22,107	22,980	22,411
Total assets	$43,702	$44,729	$46,652	$49,612	$48,869

Investment Advisors:
Equity and fixed-income programs	$55,311	$57,358	$59,455	$61,908	$62,176
Collective trust fund programs	5	5	5	5	5
Liquidity funds	2,645	2,451	2,327	2,414	2,399
Total assets under management	$57,961	$59,814	$61,787	$64,327	$64,580

Institutional Investors:
Equity and fixed-income programs	$78,954	$81,723	$85,763	$87,587	$85,607
Collective trust fund programs	89	80	82	78	72
Liquidity funds	2,759	2,468	3,699	2,937	2,727
Total assets under management	$81,802	$84,271	$89,544	$90,602	$88,406
Advised assets	3,228	4,255	3,626	3,942	4,185
Total assets	$85,030	$88,526	$93,170	$94,544	$92,591

Investment Managers:
Equity and fixed-income programs	$84	$92	$93	$96	$97
Collective trust fund programs	40,646	42,662	46,087	49,340	45,062
Liquidity funds	911	999	799	743	732
Total assets under management	$41,641	$43,753	$46,979	$50,179	$45,891
Client assets under administration (A)	457,356	476,543	493,538	495,447	507,694
Total assets	$498,997	$520,296	$540,517	$545,626	$553,585

Investments in New Businesses:
Equity and fixed-income programs	$931	$997	$1,052	$1,104	$1,114
Liquidity funds	79	46	71	53	72
Total assets under management	$1,010	$1,043	$1,123	$1,157	$1,186
Advised assets	85	69	54	49	49
Total assets	$1,095	$1,112	$1,177	$1,206	$1,235

LSV Asset Management:
Equity and fixed-income programs (B)	$91,514	$95,700	$102,901	$107,690	$108,186

Total:
Equity and fixed-income programs (C)	$245,828	$256,055	$270,460	$281,149	$280,097
Collective trust fund programs	40,745	42,751	46,178	49,427	45,143
Liquidity funds	10,297	9,553	10,241	10,011	9,467
Total assets under management	$296,870	$308,359	$326,879	$340,587	$334,707
Advised assets	3,313	4,324	3,680	3,991	4,234
Client assets under administration (D)	478,116	497,494	515,645	518,427	530,105
Total assets	$778,299	$810,177	$846,204	$863,005	$869,046

(A)
Client assets under administration in the Investment Managers segment include $42.4 billion of assets that require limited services and therefore are at fee levels below our normal full service assets (as of March 31, 2018).

(B)
Equity and fixed-income programs include assets managed by LSV in which fees are based on performance only. A portion of these assets were not included in prior period reported assets. The ending value of these assets for each period are as follows: $1.8 billion in March 2017, $2.0 billion in June 2017, $2.3 billion in September 2017, $2.4 billion in December 2017 and $2.4 billion in March 2018.

(C)	Equity and fixed-income programs include $5.7 billion of assets invested in various asset allocation funds at March 31, 2018.

(D)	In addition to the numbers presented, SEI also administers an additional $9.7 billion in Funds of Funds assets (as of
March 31, 2018) on which SEI does not earn an administration fee.

AVERAGE ASSET BALANCES
(In millions) (Unaudited)

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.
	2017	2017	2017	2017	2018
Private Banks:
Equity and fixed-income programs	$18,498	$19,610	$20,699	$21,748	$23,412
Collective trust fund programs	4	5	4	4	4
Liquidity funds	4,051	3,677	3,555	3,584	3,720
Total assets under management	$22,553	$23,292	$24,258	$25,336	$27,136
Client assets under administration	20,223	21,166	21,441	22,759	23,398
Total assets	$42,776	$44,458	$45,699	$48,095	$50,534

Investment Advisors:
Equity and fixed-income programs	$54,446	$56,319	$58,406	$60,730	$62,650
Collective trust fund programs	5	5	5	5	5
Liquidity funds	2,559	2,390	2,335	2,235	2,290
Total assets under management	$57,010	$58,714	$60,746	$62,970	$64,945

Institutional Investors:
Equity and fixed-income programs	$77,852	$80,561	$84,520	$86,573	$87,207
Collective trust fund programs	90	85	80	80	77
Liquidity funds	2,891	2,861	3,177	3,052	2,905
Total assets under management	$80,833	$83,507	$87,777	$89,705	$90,189
Advised assets	3,125	3,687	3,552	3,796	4,383
Total assets	$83,958	$87,194	$91,329	$93,501	$94,572

Investment Managers:
Equity and fixed-income programs	$75	$84	$92	$99	$96
Collective trust fund programs	39,081	41,615	44,824	47,772	49,243
Liquidity funds	860	937	952	843	834
Total assets under management	$40,016	$42,636	$45,868	$48,714	$50,173
Client assets under administration	453,766	470,701	486,158	494,201	506,951
Total assets	$493,782	$513,337	$532,026	$542,915	$557,124

Investments in New Businesses:
Equity and fixed-income programs	$909	$954	$1,016	$1,079	$1,105
Liquidity funds	63	64	55	54	70
Total assets under management	$972	$1,018	$1,071	$1,133	$1,175
Advised assets	82	73	73	50	50
Total assets	$1,054	$1,091	$1,144	$1,183	$1,225

LSV Asset Management:
Equity and fixed-income programs (A)	$91,150	$94,010	$100,244	$106,112	$109,904

Total:
Equity and fixed-income programs	$242,930	$251,538	$264,977	$276,341	$284,374
Collective trust fund programs	39,180	41,710	44,913	47,861	49,329
Liquidity funds	10,424	9,929	10,074	9,768	9,819
Total assets under management	$292,534	$303,177	$319,964	$333,970	$343,522
Advised assets	3,207	3,760	3,625	3,846	4,433
Client assets under administration	473,989	491,867	507,599	516,960	530,349
Total assets	$769,730	$798,804	$831,188	$854,776	$878,304
(A) Equity and fixed-income programs include assets managed by LSV in which fees are based on performance only. A portion of these assets were not included in prior period reported assets. The average of these assets for each period are as follows: $1.7 billion in Q1 2017, $2.0 billion in Q2 2017, $2.2 billion in Q3 2017, $2.4 billion in Q4 2017 and $2.3 billion in Q1 2018.